UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2023
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form 20-F

or Form 40-F.
Form 20-F
☒
Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an attached
annual report to security holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or other
document that the registrant foreign

private issuer must furnish

and make public under the laws

of the jurisdiction in which the
registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”), or

under the rules of the home country
exchange on which the registrant’s securities are traded,

as long as the report or other document

is not a press release, is not required
to be and has not been distributed to

the registrant’s security holders, and, if discussing a material event, has already been

the subject
of a Form 6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

information contained in this Form is

also thereby furnishing the
information to the Commission pursuant

to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.
Yes
⬜
No
☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated

June 1, 2023, titled “ABB General

Counsel and Company Secretary

Andrea
Antonelli to leave company”.

—
ZURICH, SWITZERLAND,

JUNE
1 , 2023
ABB General Counsel and Company
Secretary Andrea Antonelli to leave
company
ABB announced today that Andrea

Antonelli, General Counsel,

Company Secretary and Member

of the
Executive Committee, is leaving

the company to pursue other opportunities.

Antonelli took over the position in March

2022, after joining ABB in 2020

as Global Business General
Counsel of its Electrification Business

Area. Natalia Shehadeh,

currently Chief Integrity Officer at ABB,

is
appointed General Counsel

and Company Secretary ad interim effective immediately. The search process
for a new General Counsel

and Company Secretary will be launched

immediately.
“Andrea was instrumental in further

enhancing the capabilities

of our legal and integrity function and
positioning it as a strategic partner

to our businesses. Under

his leadership, ABB has continued

to further
align the legal and integrity

organization to ABB’s decentralized

operating model,” said CEO Björn
Rosengren. “We wish Andrea all the

best for both his professional

and personal future endeavors.”
ABB

is a technology leader in electrification

and automation, enabling

a more sustainable and
resource-efficient future. The company’s solutions

connect engineering

know-how and software to optimize
how things are manufactured, moved,

powered and operated.

Building on more than 130 years

of
excellence, ABB’s ~105,000 employees

are committed to driving innovations

that accelerate industrial
transformation. www.abb.com
1/1
—
For more information please

contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be
signed on its behalf by the undersigned,

thereunto duly authorized.
ABB LTD
Date: June 2, 2023. By: /s/ Ann-Sophie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: June 2, 2023. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance